UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       United Fuel & Energy Corporation
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                                (Name of Issuer)

                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                  910245 10 7
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                                 (CUSIP Number)

                                  Bobby W. Page
                        United Fuel & Energy Corporation
                                405 N. Marienfeld
                              Midland, Texas 79701
                                 (432) 571-8000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 7, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 910245 10 7                                             PAGE 2 OF 6
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas E. Kelly
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        7,785,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               7,785,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,785,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      69.2%
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14    TYPE OF REPORTING PERSON (See Instructions)

      IN
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CUSIP NO. 910245 10 7                                             PAGE 3 OF 6
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ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to shares of the common stock, par value $.001 per share ("Common Stock"), of United Fuel & Energy Corporation, a Nevada corporation (the "Issuer"). The Issuer's principal executive office is located at 405 N. Marienfeld, Midland, Texas 79701.

ITEM 2. IDENTITY AND BACKGROUND

      This Schedule 13D is being filed by Thomas E. Kelly (the "Reporting Person"), an individual who is the Chairman of the Board and a director of the Issuer. The Reporting Person currently devotes his business time (other than that devoted to the Issuer) primarily to the organization and development of other start-up companies in the oil and gas industry, including in his capacity as the Chief Executive Officer and a director of Navidec Inc. The principal business address of Navidec Inc. is 11999 Katy Freeway, Suite 560, Houston, Texas 77079. The Reporting Person also maintains a business address at the Issuer. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person acquired his Common Stock pursuant to an Agreement and Plan of Merger dated as of August 6, 2004, as amended, among the Issuer, Brands United Merger Sub, Inc. and United Fuel & Energy Corporation, a Texas corporation (the "Target"). In exchange for each share of the Target owned by the Reporting Person at the time of the merger, the Reporting Person received one (1) share of Common Stock of the Issuer. The merger was consummated on February 7, 2005.

ITEM 4. PURPOSE OF THE TRANSACTION

      The Common Stock was acquired in connection with the Agreement and Plan of Merger described in Item 3. In anticipation of the merger, the Issuer effected a 1-for-40 reverse stock split and changed its name from "Brands Shopping Network, Inc." to "United Fuel & Energy Corporation". The Issuer also amended its Articles of Incorporation to increase its authorized shares of Common Stock from 50,000,000 shares to 55,000,000 shares. In connection with the merger, the By-laws of the Issuer have been amended and the composition of the Board of Directors was changed so that it consists of the directors of the Target prior to the merger. The Reporting Person has no current plans or proposals which relate to or would result in any action specified by clauses (a) through (j) of
Item 4 of Schedule 13D, except that it is anticipated that the size of the Board of Directors of the Issuer will be increased in the future by the addition of independent directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)   7,785,000 shares of Common Stock or 69.2%;

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CUSIP NO. 910245 10 7                                             PAGE 4 OF 6
--------------------------                                        --------------

      (b)   sole power to vote or direct the vote: 7,785,000(1);

            shared power to vote or direct the vote:  None;

            sole power to dispose or direct the disposition:  7,785,000(1);

            shared power to dispose or direct the disposition:  None.

      (c)   Not Applicable

      (d)   Not Applicable

      (e)   Not Applicable

----------
(1) Subject to restrictions imposed pursuant to the Pledge Agreement described under Item 6 below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to a Stock Pledge Agreement dated August 6, 2004 (the "Pledge Agreement"), the Reporting Person has pledged all of his shares of Common Stock to secure (i) the obligations of the Issuer and its affiliates under a revolving credit facility with The CIT Group/Business Credit, Inc. (the "Lender"), and
(ii) the Reporting Person's obligations under any guaranty given by the Reporting Person to the Lender. The Reporting Person has provided the Lender with a limited guarantee of $2 million of the Issuer's and its affiliates obligations under the revolving credit facility (the "Guaranty"). Subject to certain notice requirements and the expiration of certain cure periods, upon the occurrence of an Event of Default as defined in the Pledge Agreement, the Lender will be entitled to transfer the pledged shares of Common Stock into its own or its nominee's name and to sell the shares. As long as no Event of Default has occurred, the Reporting Person is entitled to vote the shares; provided, the Reporting Person cannot vote the shares in a manner that will result in an Event of Default. The Pledge Agreement limits the Reporting Person's ability to sell, assign, transfer or permit any encumbrance with respect to any shares of Common Stock without the consent of the Lender. The descriptions of the Pledge Agreement and Guaranty set forth in this Schedule 13D are qualified in their entirety by reference to the complete Pledge Agreement and Guaranty filed as Exhibits to this Schedule 13D, which agreements are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number                     Exhibit Description
--------------                     -------------------

99.1 Stock Pledge Agreement dated August 6, 2004 granted by the Reporting Person to the Lender

99.2 Amended and Restated Limited Guaranty dated as of November 1, 2004 given by the Reporting Person to the Lender

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CUSIP NO. 910245 10 7                                             PAGE 5 OF 6
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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2005                          /s/ Thomas E. Kelly
                                          ------------------------------------
                                                     Thomas E. Kelly

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CUSIP NO. 910245 10 7                                             PAGE 6 OF 6
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                                  EXHIBIT INDEX

Exhibit Number                     Exhibit Description
--------------                     -------------------

99.1 Stock Pledge Agreement dated August 6, 2004 granted by the Reporting Person to the Lender

99.2 Amended and Restated Limited Guaranty dated as of November 1, 2004 given by the Reporting Person to the Lender